Exhibit 12.1

Kohl's Corporation

Ratio of Fixed Earnings to Fixed Charges

(Dollars in Millions)

(Dollars in Millions)	2017	2016	2015
Earnings
Income before income taxes, including non-recurring items	$1,117	$875	$1,057
Fixed charges	469	484	512
Less: Interest capitalized during period	(1)	(1)	-
	$1,585	$1,358	$1,569
Fixed Charges
Interest (expensed or capitalized)	$306	$309	$329
Portion of rent expense representative of interest	161	173	181
Amortization of deferred financing fees	2	2	2
	$469	$484	$512
Ratio of earnings to fixed charges	3.4	2.8	3.1